NO ACT

PE
12-18-15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15008384

DIVISION OF
CORPORATION FINANCE

January 19, 2016

Joshua R. Cammaker
Wachtell, Lipton, Rosen & Katz
jrcammaker@wlrk.com

Act: 1934
Section:
Rule: 14a-8 (DOES)
Public
Availability: 1-19-16

Re: United Technologies Corporation
Incoming letter dated December 18, 2015

Dear Mr. Cammaker:

This is in response to your letter dated December 18, 2015 concerning the shareholder proposal submitted to United Technologies by Qube Investment Management Inc. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Ian Quigley
Qube Investment Management Inc.
ian@qubeconsulting.ca

January 19, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: United Technologies Corporation
Incoming letter dated December 18, 2015

The proposal provides that the board shall require that the audit committee request proposals for the audit engagement no less than every eight years.

There appears to be some basis for your view that United Technologies may exclude the proposal under rule 14a-8(i)(7), as relating to United Technologies' ordinary business operations. In this regard, we note that the proposal relates to the selection of independent auditors or, more generally, management of the independent auditor's engagement. Accordingly, we will not recommend enforcement action to the Commission if United Technologies omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which United Technologies relies.

Sincerely,

Jacqueline Kaufman
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

December 18, 2015

<u>VIA EMAIL</u> (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: *United Technologies Corporation – 2016 Annual Meeting*
Securities Exchange Act of 1934; Rule 14a-8

Ladies and Gentlemen:

This letter is submitted on behalf of United Technologies Corporation, a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On November 6, 2015, the Company received a letter from Mr. Ian Quigley on behalf of Qube Investment Management, Inc. (the "Proponent" or "Qube") requesting that the Company include a shareholder proposal (the "Proposal") in the proxy statement and form of proxy (collectively, "Proxy Materials") for the Company's 2016 annual meeting of shareholders (the "2016 Annual Meeting").

This letter sets forth the reasons for the Company's belief that it may omit the Proposal from the Proxy Materials pursuant to: (i) Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the requisite proof of the existence of an eligible shareholder with continuous ownership of the Company's shares, and proof of intent to hold such shares through the date of the 2016 Annual Meeting, (ii) Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations and (iii) Rule 14a-8(i)(2), Rule 14a-8(i)(1) and Rule 14a-8(i)(6) because the Proposal would, if implemented, cause the Company to violate the laws of Delaware, the state of incorporation of the Company.

Pursuant to Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008), the Company is submitting this letter and its attachments to the Securities and Exchange Commission (the "Commission") by email. In accordance with Rule 14a-8(j) of the Exchange Act, the Company is submitting this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive Proxy Materials with the Commission, and we are simultaneously sending today a copy of this letter and its attachments to the Proponent as notice of the Company's intention to omit the Proposal from the Proxy Materials. The Company will promptly forward to the Proponent any response from the staff of the Division of Corporation Finance (the "Staff") to this letter that the Staff transmits only to the Company.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008).

THE PROPOSAL

The Proposal reads as follows:

"RESOLVED: That the Board of Directors shall require that the Audit Committee will request proposals for the Audit Engagement no less than every 8 Years."

The Proposal and the accompanying supporting statement and materials are attached to this letter as Exhibit A.

BACKGROUND

The Proponent submitted the Proposal via courier on November 3, 2015 (as evidenced by the postmark on the UPS shipping label attached hereto as Exhibit B), which the Company received on November 6, 2015. In the Proposal letter, the Proponent states that Qube "is a registered portfolio management firm in the Canadian provinces of Alberta and British Columbia" that represents "approximately 150 high net worth investors." The Proponent further states that "[W]e are proud shareholders and intend to keep holding our share positions through to the Annual General Meeting of Shareholders and beyond." The Proposal Letter does not, however, identify a specific shareholder (*e.g.*, Qube or one of its investors) who actually owns the Company's shares.

There were two attachments to the Proposal letter: (1) a letter from National Bank Correspondent Network, the record holder of the Company's shares, dated October 28, 2015 (the

"National Bank Letter") and (2) a document titled "QIM Investment Management Agreement" (the "IMA," included with Exhibit A), which appears to be a sample Qube investment management agreement between Qube's representative, Mr. Quigley, as the client, and Qube. In the Proposal letter, the Proponent states that "[t]hrough the investment management agreement (IMA) with all of our clients, they authorize us to complete proxy voting responsibilities on their behalf. This relationship has been confirmed in our custodial letter, and we also attach an example of our IMA for your review."

The Company identified several eligibility and procedural deficiencies in the Proposal under Rule 14a-8(b), including that the Proponent had not identified any of the purported shareholders of the Company it claims to represent. Accordingly, on November 16, 2015 (less than 14 days after the Company received the Proposal), and after confirming that the Proponent was not a shareholder of record of the Company's common stock, the Company sent the Proponent a letter, via email (and a courtesy copy via Federal Express), notifying it of the procedural deficiencies as described in more detail below (the "Deficiencies Notice"). The Deficiencies Notice is attached hereto as Exhibit C.[1] In the Deficiencies Notice, the Company, among other things, (i) described the ownership requirements of Rule 14a-8(b) and the type of documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b), (ii) explained why the Proponent's earlier submission was deficient and how the Proponent could satisfy Rule 14a-8(b)'s requirements and (iii) informed the Proponent that its response correcting the deficiencies had to be postmarked or electronically transmitted to the Company within 14 days of its receipt of the Deficiencies Notice in accordance with Rule 14a-8.

By letter dated November 19, 2015 (received by the Company on November 30, 2015), the Proponent responded to the Deficiencies Notice (the "Revised Submission," attached as Exhibit E). The Revised Submission, among other things, (i) stated that the type of documentation necessary to demonstrate ownership under Rule 14a-8(b) would place an "undo [sic] strain on [the Proponent's] custodian," (ii) suggested that proof that the Proponent was authorized to submit shareholder proposals on behalf of Qube's clients was unnecessary and (iii) asserted that the Proponent had the requisite ownership of the Company's shares in its own household accounts, but did not to furnish any proof of such ownership.

On December 3, 2015, the Company sent, via email (and a courtesy copy via Federal Express), a second letter to the Proponent (the "Second UTC Letter," attached as Exhibit F), (a) advising the Proponent that the Revised Submission did not remedy the procedural and eligibility deficiencies identified in the Deficiencies Notice, (b) reminding the Proponent that its response addressing these deficiencies must be (or have been) postmarked or electronically transmitted to the Company no later than 14 calendar days after the Proponent's receipt of the Deficiencies Notice and (c) re-attaching a copy of the Deficiencies Notice and Rule 14a-8. The Company also offered to engage directly in discussion with the Proponent regarding the substance of the Proponent's Proposal outside the Proxy Material and Commission no-action processes. On December 5, 2015, the Proponent responded via email (attached as Exhibit G) to the Second UTC Letter, stating that "it seems the procedural issues [in the Proposal] will need to be rectified

[1] Email records confirm that the Deficiencies Notice was transmitted electronically to the Proponent at 4:56 pm EST on November 16, 2015, and Federal Express tracking indicates that the Proponent received the Deficiencies Notice at 11:54 am (MST) (1:54 pm EST) on November 17, 2015. *See* Exhibit D.

first," but supplied none of the requested documentation or information (including, among other things, the identity of any actual shareholder of the Company) to remedy the Proposal's procedural and eligibility deficiencies. On December 7, 2015, the Company reiterated via email (attached as Exhibit H) its offer to engage directly in discussions with the Proponent. On December 10, 2015, the Proponent via email (attached as Exhibit I) stated that it would not be able to discuss the substance of the Proposal for at least one month, primarily because it was "buried in technical responses." To date, the Company has received no further correspondence from the Proponent regarding the Proposal.

GROUNDS FOR EXCLUSION

I. The Proposal is excludable under Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent neither provided the requisite proof of the existence of an eligible shareholder with continuous ownership of the Company's shares nor the intent to continue to hold such shares through the date of the annual meeting, initially and in response to the Company's proper request for that information.

Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 (July 13, 2001) provides that when the shareholder is not the registered holder of a company's securities—and the Company's review of its stock records has indicated that the Proponent is not—the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," by one of the two ways provided under Rule 14a-8(b)(2).

Rule 14a-8(b)(2) in turn states, in relevant part, that a shareholder can "submit to the company a written statement from the 'record' holder of [its] securities (usually a broker or bank) verifying that, at the time [it] submitted [its] proposal, [it] continuously held the securities for at least one year." (The second way to prove ownership, by making use of Section 13(d) or Section 16 filings, is not applicable to this situation.)

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), where the company timely notifies the proponent of the problem and the proponent fails to correct the deficiencies within the required time.

A. The Proponent Neither Has an Economic Interest in its Client-Managed Accounts, Nor Does it Have the Authority to Submit the Proposal on Behalf of its Client-Managed Accounts.

The Staff has made clear that, to be a "shareholder" who has continuously "held" the requisite amount of securities to be eligible to submit a proposal, a person must have an economic interest in the securities that provide the basis for eligibility. The Staff has explained that the purpose of this requirement is to ensure that the proponent has an "economic stake or investment interest in the corporation." *See* Exchange Act Release No. 34-20091 (Aug. 16, 1983). Accordingly, the Staff has permitted exclusion of proposals submitted by investment advisors that based their eligibility on securities held in client accounts of which the advisor was beneficial owner for purposes of Section 13(d) of the Exchange Act but in which the advisor had no economic stake. *See Chesapeake Energy Corporation* (Apr. 13, 2010); *The Western Union Company* (Mar. 4, 2010). In each of these letters, the staff rejected the investment advisor's argument that it met the eligibility requirement of Rule 14a-8(b) by beneficially owning securities consistent with Section 13(d) of the Exchange Act (*i.e.*, by having voting or investment power over the securities). In each case, the Staff concurred that a proposal submitted by the investment advisor was excludable under Rule 14a-8(f) because the advisor "had no economic stake or investment interest in the company by virtue of the shares held in its clients' accounts."

As in the letters cited above, the Proponent has offered no proof that it has any economic interest in the shares of the Company's common stock held in the client accounts it manages, nor, in this case, has the Proponent otherwise identified any shareholder of the Company who is a client of Proponent and meets the Rule 14a-8 share ownership requirements. The Proponent's website (http://qubeconsulting.ca/investments/faq-1/) states that the Proponent, as a professional investment manager, offers investment management in segregated accounts at TD Waterhouse maintained in the names of individual clients. The sample IMA also does not suggest that Qube has any economic interest in the clients' securities for which portfolio management services are offered. Because the Proponent merely manages securities owned by and held in the names of its (undisclosed) clients (including the Company common stock listed in the National Bank Letter), the Proponent does not have an economic interest in the securities sufficient to establish that the Proponent itself is a "shareholder" eligible to submit the Proposal, nor has the Proponent otherwise provided the Company with any information by which to verify whether any of the Proponent's clients would qualify as an eligible shareholder.

The Proponent has also failed to provide the requisite information to establish that an eligible shareholder has authorized the Proponent to submit shareholder proposals under Rule 14a-8. The National Bank Letter simply lists nine companies, including the Company, in which the Proponent, "*through its clients*," purportedly owns the requisite number of shares (emphasis added). The National Bank Letter, however, does not identify any of those clients through which the Company's shares are owned. This is a significant omission because, among other things, there is no way for the Company to verify that Qube acts for an eligible shareholder or that any such shareholder has authorized the Proponent to submit the Proposal on its behalf.[2]

On several occasions, the Staff has permitted exclusion under Rule 14a-8(b) of proposals submitted by investment advisors based on securities held in client accounts in the absence of proof that the investment advisor was authorized to submit proposals on behalf of its clients. *See, e.g., Chesapeake Energy Corporation* (Apr. 13, 2010); *Western Union Company* (Mar. 4, 2010); *Western Union Company* (Mar. 4, 2008). In response to the Deficiencies Notice, the Proponent cites the IMA as proof of the requisite authority, but the IMA provided by the Proponent is simply a sample and appears to be between the Proponent and the Proponent's representative, Ian Quigley, rather than any of the Proponent's undisclosed clients. Even if the IMA's language did provide the Proponent with full control over its clients' shares through the date of the 2016 Annual Meeting (which, as discussed below, it does not), the sample IMA

[2] In its Revised Submission, the Proponent indicates that Qube is an eligible shareholder on the basis of its "own household accounts," but provides no evidence to support this assertion.

provided by the Proponent does not constitute adequate evidence thereof, as it does not appear to be an agreement binding on any of the clients who actually own the requisite number of the Company's shares.

Simply put, the Company is unable to ascertain from the information submitted by the Proponent what legal entity or which individual, if any, is an eligible shareholder of the Company who has authorized the Proponent to submit the Proposal under Rule 14a-8.

B. The Proponent Failed to Provide a Written Statement of Intent to Hold the Requisite Securities Through the Date of the Company's 2016 Annual Meeting.

The Proposal is also excludable under Rule 14a-8(b)(2) because it does not contain a written statement of any eligible shareholder that such shareholder intends to continue its ownership of its shares through the date of the 2016 Annual Meeting. In its Deficiencies Notice, the Company advised that although the Proponent stated that it intended to hold the shares through the date of the Company's 2016 Annual Meeting, this statement was insufficient because the Proponent was relying on its *clients'* ownership of the Company's shares to establish its eligibility to submit the Proposal. The Deficiencies Notice advised the Proponent to provide evidence that at least one of its clients (i) owned the requisite number or value of the Company's shares for the requisite one-year period, (ii) authorized the Proponent to submit the Proposal on its behalf and (iii) intended to hold the Company's shares through the date of the 2016 Annual Meeting.

In the Revised Submission, the Proponent stated that its clients "did not decide if they will hold the [Company's] shares through the date of the [annual] meeting." However, this statement did not account for the very real possibility (which had been raised by the Company in the Deficiencies Notice) that the Proponent's clients might withdraw their shares from the Proponent's investment authority before the 2016 Annual Meeting by terminating the applicable IMA governing the portfolio management services that the Proponent provides on their behalf. Specifically, the sample IMA provided by the Proponent states that the client "retain[s] the right to cancel this [IMA] at any time upon ninety [] days' written notice." It is therefore possible that the clients in respect of which the Proponent claims ownership of the Company's shares may elect to terminate the applicable IMA(s) between the date of the Proposal's submission and the 2016 Annual Meeting such that the clients would not hold the Company's shares through the date of the 2016 Annual Meeting.

The Staff has previously concurred with the exclusion of a shareholder proposal submitted by an investment adviser on behalf of client accounts where the investment adviser, rather than the clients, provided a written statement of intention to hold the Company's shares through the date of the annual meeting. In *Energen*, an investment manager, Calvert Asset Management Company, Inc. ("Calvert"), submitted a shareholder proposal on behalf of two Calvert funds. In its no-action request, Energen Corporation ("Energen") noted that the investment advisory agreements between the shareholders and Calvert were cancellable upon sixty days' notice, and therefore it was necessary for the funds to confirm their intention to allow Calvert to continue as the funds' investment advisor through the date of the annual meeting. The Staff agreed with Energen's position, stating that Calvert had only "provided a statement of its own intentions and not of the shareholders' intentions" as required by Rule 14a-8(b). *Energen Corporation* (Feb. 22, 2011).

As in *Energen*, the Proponent has failed to supply an adequate statement of an eligible shareholder's intent to hold the Company's shares through the 2016 Annual Meeting in response to the Deficiencies Notice.

C. The Proponent Failed to Demonstrate Continuous Ownership of the Company's Securities for the One Year Prior to the Submission of the Proposal.

As described above, the Proponent submitted the Proposal in a letter dated October 28, 2015, which was postmarked November 3, 2015 and received by the Company on November 6, 2015. Although that submission included the National Bank Letter, the National Bank Letter was dated as of October 28, 2015, five days before the date of submission of the Proposal for purposes of Rule 14a-8.

The Staff has previously permitted the exclusion of shareholder proposals based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1), particularly when the purported proof of continuous ownership is as of a date different than the date of the proposal's submission. *See, e.g., Devon Energy Corp.* (Mar. 13, 2015) (concurring with the exclusion where the proposal was submitted November 28, 2014 and the record holder's one-year verification was as of November 17, 2014); *3M Company* (Dec. 31, 2014) (concurring with the exclusion where the proposal was submitted October 30, 2014 and the record holder's one-year verification was as of October 29, 2014); *PepsiCo, Inc.* (Jan. 10, 2013) (concurring with the exclusion where letter from the proponent's bank verified continuous ownership for one year "as of November 19, 2012," but did not verify ownership as of November 20, 2012, the date the proposal was submitted); *Verizon Communications Inc.* (Dec. 23, 2009) (concurring with the exclusion where the proposal was submitted November 20, 2009 and the record holder's one-year verification was as of November 23, 2009).

Moreover, the Proponent is, or at least should have been, aware of this well-established requirement of Rule 14a-8(b). *See, e.g., McDonald's Corporation* (Mar. 3, 2014) (concurring with the exclusion where Qube's proposal was submitted November 29, 2013 and the record holder's one-year verification was as of November 5, 2013); *Target Corporation* (Mar. 3, 2014) (concurring with the exclusion where Qube's proposal was submitted November 29, 2013 and the record holder's one-year verification was as of November 26, 2013); *Consolidated Edison, Inc.* (Feb. 24, 2014) (concurring with the exclusion where Qube's proposal was submitted November 22, 2013 and the record holder's one-year verification was as of November 5, 2013); *Intel Corporation* (Feb. 24, 2014) (concurring with the exclusion where Qube's proposal was submitted November 29, 2013 and the record holder's one-year verification was as of November 5, 2013); *Exxon Mobil Corporation* (Feb. 24, 2014) (concurring with the exclusion where Qube's proposal was submitted November 29, 2013 and the record holder's one-year verification was as of November 5, 2013); *Eaton Corporation plc* (Feb. 11, 2014) (concurring with the exclusion where Qube's proposal was submitted November 7, 2013 and the record holder's one-year verification was as of October 21, 2013); *3M Company* (Feb. 7, 2014) (concurring with the exclusion where Qube's proposal was submitted November 22, 2013 and the record holder's one-year verification was as of October 23, 2013). As in those cases, the Deficiencies Notice advised the Proponent of the five-day gap in the required proof of ownership, and requested that the Proponent submit a letter from the record holder of its shares for at least the one-year period preceding and including the Proposal's date of submission. As discussed above, the Proponent simply failed to furnish this necessary proof of continuous ownership in response to the Deficiencies Notice.

For the foregoing reasons, the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

II. The Proposal is excludable under Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations.

Rule 14a-8(i)(7) provides that a shareholder proposal may be excluded from a company's proxy materials if the proposal "deals with matters relating to the company's ordinary business operations." In Exchange Act Release No. 40018 (May 21, 1998), the Commission stated that the policy underlying the ordinary business exclusion rests on two central considerations. The first is the recognition that certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The second relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

As described above, the Proposal would require that the Company's Audit Committee (the "Audit Committee") issue requests for proposals ("RFPs") for the "Audit Engagement." In selecting the Company's independent auditors, the Audit Committee considers numerous complex factors and applies its expertise and business judgment. When evaluating potential audit firms, the Audit Committee considers, among other things, each firm's (i) experience and expertise in the Company's industry, (ii) past experience and relationship with the Company (for both audit and non-audit services), (iii) reputation and integrity, (iv) performance in other engagements and (v) fees and expenses, including taking into account the costs associated with changing audit firms. The Audit Committee must also consider the availability of a suitable alternative audit firm given the consolidation within the accounting industry, as well as whether any such suitable alternative firm has provided non-audit services to the Company that would impair its independence. The Proposal seeks to involve shareholders in the complex decision-making process of the Audit Committee as part of the committee's mandate to engage and retain the Company's independent auditors. The Audit Committee alone has the requisite expertise in the selection and retention of audit firms, as well as access to the complete scope of information needed to manage the ongoing engagement of the Company's independent auditors, both of which are necessary to make well-informed decisions regarding the selection of the independent auditors that are in the best interests of the Company and its shareholders.

The Proposal's supporting statement also makes clear that the purpose of the Proposal is to direct and inject the shareholders into the Audit Committee's decision-making process as to these matters appropriately under its purview. For example, the supporting statement extols the putative benefits of mandatory auditor rotation rules and regulations and warns of the dangers inherent in lengthy audit firm tenure. The supporting statement also suggests that requiring the Audit Committee to make "a regular and formal RFP will ensure the audit committee is fully and openly assessing the quality of the incumbent audit firm." The supporting statement goes on to state that the Proposal is a "compromise to forced rotation," and that it envisions the performance of "a genuine cost/benefit analysis on a potential change in the auditor."

For these reasons, the Proposal is of the kind that the Staff has consistently permitted to be excluded in its no-action letters. *See, e.g., NetApp, Inc.* (May 10, 2012) (concurring with the exclusion of a proposal that sought, in part, to require disclosure of the company's "policy or practice of periodically considering audit firm rotation or seeking competitive bids from other public accounting firms for the audit engagement"); *Xilinx, Inc.* (May 3, 2012) (same); *Computer Sciences Corp.* (May 3, 2012) (same); *Dell Inc.* (May 3, 2012) (same); *see also ConocoPhillips* (Jan. 13, 2012) (concurring with the exclusion pursuant to Rule 14a-8(i)(7) of a shareholder proposal requesting an audit firm rotation policy because it relates to the company's ordinary business operations, and noting that "[p]roposals concerning the selection of independent auditors or, more generally, management of the independent auditor's engagement, are generally excludable under Rule l4a-8(i)(7)"); *ITT Corp.* (Jan. 13, 2012) (same); *AT&T Inc.* (Jan. 5, 2012) (same); *Hess Corp.* (Jan. 5, 2012) (same); *Duke Energy Corp.* (Jan. 5, 2012) (same); *Dominion Resources Inc.* (Jan. 4, 2012) (same); *General Dynamics Corp.* (Jan. 4, 2012) (same); *The Dow Chemical Co.* (Jan. 4, 2012) (same); *American Electric Power Co., Inc.* (Jan. 4, 2012) (same); *Prudential Financial, Inc.* (Jan. 4, 2012) (same); *Sprint Nextel Corp.* (Dec. 28, 2011) (same); *Baker Hughes Inc.* (Dec. 27, 2011) (same); *General Electric Co.* (Dec. 23, 2011) (same); *Alcoa Inc.* (Dec. 23, 2011) (same); *U.S. Bancorp* (Dec. 16, 2011) (same); *Stanley Black & Decker, Inc.* (Dec. 15, 2011) (same); *The Walt Disney Co.* (Nov. 23, 2011) (same); *Hewlett Packard Co.* (Nov. 18, 2011) (same); *Deere & Co.* (Nov. 18, 2011) (same).[3]

In short, it is well established that the selection and management of a company's independent auditors, as well as management of the independent auditors' engagement, are matters relating to the company's ordinary business operations for purposes of Rule 14a-8.

In addition, the Company notes that it is subject to the requirements of both Rule 10A-3 promulgated under the Exchange Act and Rule 303A.07 of the New York Stock Exchange. Rule 10A-3(b)(2) provides that the Audit Committee "must be directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged [by the Company] . . . for the purpose of preparing or issuing an audit

[3] *See also, e.g., JPMorgan Chase & Co.* (Mar. 5, 2010) (concurring with the exclusion pursuant to Rule 14a-8(i)(7) of a shareholder proposal seeking a limitation of the engagement of the company's independent auditors to five years); *Masco Corporation* (Jan. 13, 2010) (same); *El Paso Corp.* (Feb. 23, 2005) (concurring with the exclusion pursuant to Rule 14a-8(i)(7) of a shareholder proposal requesting that the company adopt a policy of hiring a new independent auditor at least every ten years); *Kimberly-Clark Corp.* (Dec. 21, 2004) (concurring with the exclusion pursuant to Rule 14a-8(i)(7) of a shareholder proposal requesting that the board of directors take the necessary steps to ensure that the company will rotate its auditing firm every five years); *The Allstate Corp.* (Feb. 5, 2003) (concurring with the exclusion pursuant to Rule 14a-8(i)(7) of a shareholder proposal requesting that the board of directors initiate processes to amend the company's governing instruments to provide for the engagement of a new independent auditor every four years); *WGL Holdings, Inc.* (Dec. 6, 2002) (concurring with the exclusion pursuant to Rule 14a-8(i)(7) of a shareholder proposal requesting that the board of directors adopt a policy of selecting a new independent auditor at least every five years); *Transamerica Corp.* (Mar. 8, 1996) (concurring with the exclusion pursuant to the predecessor to Rule 14a-8(i)(7) of a shareholder proposal requesting that the board of directors take the necessary steps to amend the company's governing instruments to provide for rotation of the independent auditor every four years).

report . . . and each such registered public accounting firm must report directly to the" Audit Committee, while Rule 303A.07 requires the Audit Committee's charter to specify all audit committee responsibilities set forth in Rule 10A-3(b)(2). These rules recognize that the selection and oversight of the Company's independent auditors is within the purview of the Audit Committee and provide no mechanism for participation by the Company's shareholders in such process. Moreover, the Audit Committee's charter explicitly provides that the Audit Committee has "sole authority and responsibility annually . . . to recommend to the Board the nomination of the independent auditor" and should also "consider whether . . . it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis." Accordingly, by law, stock exchange rule and pursuant to its charter, the Audit Committee is responsible for the appointment and oversight of the Company's independent auditors, giving it the authority to consider and/or adopt, as applicable, policies and practices relating to, among other things, periodic rotation of audit firms.

The Company also notes that Section 203 of the Sarbanes-Oxley Act of 2002 mandates the rotation of lead audit partners and the concurring partner every five years. On January 28, 2003, the Commission adopted final rules implementing this requirement of the Sarbanes-Oxley Act. In adopting these rules, the Commission recognized the essential and primary role of the audit committee in managing the administration of the audit firm's engagement:

> Historically, management has retained the accounting firm, negotiated the audit fee, and contracted with the accounting firm for other services. Our proposed rules, however, recognized the critical role that audit committees can play in the financial reporting process and in helping accountants maintain their independence from audit clients. An effective audit committee may enhance the accountant's independence by, among other things, providing a forum apart from management where the accountants may discuss their concerns. It may facilitate communications among the board of directors, management, internal auditors and independent accountants. An audit committee also may enhance auditor independence from management by appointing, compensating and overseeing the work of the independent accountants.

Exchange Act Release No. 47265 (Jan. 28, 2003). This appears to be a clear recognition by the Commission that the administration of an audit firm's engagement, including auditor independence and audit partner rotation, is a matter most appropriate for oversight by a company's audit committee. This administration can best be thought of as one of the core responsibilities of the audit committee of any public company. It is, by necessity, inextricably intertwined with an audit committee's (and a company's) ordinary business operations.

Noting the legal obligations with respect to audit engagement imposed upon the Audit Committee as well as the Staff's consistent approach in its no-action letters, we believe that the Proposal deals with a matter relating to the Company's ordinary business operations and is, therefore, excludable from the Company's Proxy Materials pursuant to Rule 14a-8(i)(7).

III. The Proposal is excludable under (i) Rule 14a-8(i)(2) because the Proposal would, if implemented, cause the Company to violate the laws of Delaware, the Company's jurisdiction of organization, (ii) Rule 14a-8(i)(1) because the Proposal is not a proper subject for action by shareholders under Delaware law and (iii) Rule 14a-8(i)(6) because the Company lacks the power and authority to implement the Proposal.

The Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(2) because it would, if implemented (and regardless of whether or not the Proposal was to be recast as a precatory recommendation), cause the Company to violate Delaware law for the reasons discussed below and more fully described in the opinion of the Delaware law firm Morris, Nichols, Arsht & Tunnell LLP (the "Legal Opinion," attached hereto as Exhibit J). Specifically, because the Proposal, if implemented, would mandate that the Board of Directors of the Company (the "Board") require the Audit Committee to issue RFPs for the "Audit Engagement" no less than every eight years even if the Board or Audit Committee believed that such a solicitation would not be in the best interests of the Company or its shareholders, it would impermissibly limit the Board's power and obligation to decide whether or not, and when, it would be appropriate to cause a RFP to be made.[4]

The Staff has concurred with the exclusion of proposals that would require a company's directors to violate state law. *See, e.g., Vail Resorts, Inc.* (Sept. 16, 2011) (concurring in the exclusion of a proposal under Rule 14a-8(i)(2) where the company argued, among other things, that the proposal would cause the directors to violate state law by requiring the board to take specific actions even if the board determined that it was not in the best interests of the company and its shareholders to do so); *Citigroup Inc.* (Feb. 22, 2012) (same); *Monsanto Co.* (Nov. 7, 2008) (same); *GenCorp Inc.* (Dec. 20, 2004) (same).

Along the same lines, the Legal Opinion also concludes, and the Company agrees, that the Proposal is not a proper subject for shareholder action and may be excluded pursuant to Rule 14a-8(i)(1). Even if the Proposal were recast in precatory terms, using such a format will not save a proposal from exclusion under Rule 14a-8(i)(1) where the requested action, as is the case of the Proposal, would cause the Company to violate Delaware law if implemented. The Staff has repeatedly indicated that it will not recommend enforcement action if a company excludes a precatory proposal because the recommended action would violate state law. *See, e.g., Pennzoil Corp.* (Mar. 22, 1993) (stating that the Staff would not recommend enforcement action against Pennzoil for excluding a precatory proposal that asked directors to adopt a by-law that could be amended only by the shareholders because under Delaware law "there is a substantial question as to whether . . . the directors may adopt a by-law provision that specifies that it may be amended only by shareholders"). The Proposal's underlying conflict with Delaware law also renders the Company lacking in the power and authority necessary to implement the Proposal, and therefore excludable under Rule 14a-8(i)(6). *See PG&E Corp.* (Feb. 25, 2008) (excluding a proposal pursuant to Rule 14a-8(i)(6) because the proposal, if implemented, would cause the company to violate state law); *Schering-Plough Corp.* (Mar. 27, 2008) (same); *Bank of America Corp.* (Feb.

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[4] The Proposal does not define "Audit Engagement." For purposes of this letter, we assume this term refers to an annual engagement of an auditor to act as an independent accountant of the Company.

26, 2008) (same); *Boeing Co.* (Feb. 19, 2008); *Xerox Corp.* (Feb. 23, 2004); *Burlington Resources Inc.* (Feb. 7, 2003).

Separately, as discussed more fully in the Legal Opinion, shareholders may not prescribe actions that a board of directors must take. Thus, even assuming for this purpose that the Proposal, if enacted, would not cause the Company to violate Delaware law, it would still not be a proper subject for action by shareholders because it is not precatory. The Staff has consistently indicated that it will not recommend enforcement action if a company excludes such a mandatory proposal. *See, e.g.*, *Goldman Sachs Group Inc.* (Feb. 7, 2013); *Bank of America Corp.* (Feb. 16, 2011); *Equus II, Inc.* (Jan. 27, 2005); *Wyeth* (Jan. 26, 2004); *Phillips Petroleum Co.* (Mar. 13, 2002).

The Company's shareholders should not be asked to vote on a proposal that would impose a limit on the Board's discretion that, if followed, would cause the Company to violate Delaware law. Accordingly, the Company may exclude the Proposal pursuant to Rule 14a-8(i)(2), Rule 14a-8(i)(1) and Rule 14a-8(i)(6) .

CONCLUSION

For the foregoing reasons, we believe the Company may exclude the Proposal in its entirety pursuant to Rules 14a-8(b) and 14a-8(f)(1), 14a-8(i)(7), 14a-8(i)(2), 14a-8(i)(1) and 14a-8(i)(6) under the Exchange Act. We respectfully request the Staff's confirmation that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal and its accompanying supporting statement from the Company's Proxy Materials for the 2016 Annual Meeting in reliance on those provisions of Rule 14a-8 discussed above.

If you have any questions regarding this request or require additional information, please contact the undersigned or my colleague Edward J. Lee at (212) 403-1331 / (212) 403-1155, fax at (212) 403-2331 / (212) 403-2155 or email at JRCammaker@wlrk.com / EJLee@wlrk.com.

Very truly yours,



Joshua R. Cammaker

cc:

Peter J. Graber Lipperman, Corporate Vice President, Secretary and Associate General Counsel, United Technologies Corporation

Edward J. Lee, Wachtell, Lipton, Rosen & Katz

Mr. Ian Quigley, Qube Investment Management Inc.

[Exhibit A]



October 28, 2015

Peter J. Graber-Lipperman, Corporate Secretary
United Technologies
One Financial Plaza
Hartford, CT 06103

RE: Independent Shareholder Proposal

Dear Mr. Graber-Lipperman:

Qube Investment Management Inc. is a registered portfolio management firm in the Canadian provinces of Alberta and British Columbia. We represent approximately 150 high net worth investors, using a blended approach integrating fundamental analysis with Environmental, Social and Governance (ESG) factors. Our clients invest based on quality of earnings and social responsibility. We are proud shareholders and intend to keep holding our share positions through to the Annual General Meeting of Shareholders and beyond.

Through the investment management agreement (IMA) with all of our clients, they authorize us to complete proxy voting responsibilities on their behalf. This relationship has been confirmed in our custodial letter, and we also attach an example of our IMA for your review. Should you wish a copy of our proxy voting policies, we would also be happy to share.

After consultation with our clients and internal CSR analysts, we wish to submit the following proposal to our fellow shareholders for consideration at the upcoming Annual Shareholder's meeting:

Edmonton: 200 Kendall Building | 9414 – 91 Street NW | Edmonton, AB T6C 3P4
Tel: 780-463-2688 Fax: 780-450-6582 Toll Free: 1-866-463-7939

PROPOSAL - Request for Proposals for the Audit Engagement

RESOLVED - That the Board of Directors shall require that the Audit Committee will request proposals for the Audit Engagement no less than every 8 Years.

SUPPORTING STATEMENT

While the concept of auditor rotation is less common in North America, the European Union has moved forward with audit rotation rules and regulations. Some European countries, including Holland, have adopted even more assertive audit rotation measures than the EU. The annual audit provides the public with additional assurance (beyond management's own assertions) that a company's financial statements can be relied upon. This has important implications for investors, on their comfort level when making investment decisions and the return they expect on their capital. We have been unable to confirm a change in the audit partner at United Technologies since at least 1994.

It has been reported that over a third of the companies in the Russell 1000 index have auditors holding their position for more than 20 years. Qube Investment Management believes that excessive tenure creates a potential conflict of interest that is not in the shareholder's best interest. Over time, there is risk that the auditor will become conflicted maintaining a good relationship with its client (management) while working to fulfill the duty to rigorously question the corporate financial statements on behalf of shareholders.

Opponents to audit rotation assert that audit quality could be temporarily compromised due to the disruption of an auditor change. According to Eumedion (a European Corporate Governance Forum), this has not been the general experience in Europe. In fact, the opposite was found, with a number of companies postponing annual reports, reportedly due to the severity of the new external auditor. Further, Qube Investment Management believes a regular and formal RFP will ensure the audit committee is fully and openly assessing the quality of the incumbent audit firm.

Some fear that first-year audit fees could escalate by as much as 20% under a policy of mandatory rotation. In Europe, it has been reported that the majority of listed companies experienced a material decrease in audit costs after rotation, due to free market forces in the competitive bid process. Qube Investment Management further believes that these free market forces could inspire mid-tier accounting firms to grow and enter the audit market.

Having the audit committee issue a regular request for proposal on the audit engagement is a compromise to a forced rotation. It continues to empower the audit committee, but asks them to perform a genuine cost/benefit analysis on a potential change in auditor. The audit committee decides if a rotation brings benefit that outweighs its cost. It is our belief that competitive market forces will prevail, audit fees will reduce (or at least hold constant), while valuable governance and oversight will increase.

Such regular market competition for the audit engagement will also increase share value by increasing long-term audit quality, without an unjustified increase in audit cost. Increased audit quality will increase investor confidence, making shares more valuable.

****

We would be happy to attend the shareholder's meeting to communicate this proposal in person, if required. Please advise should you require anything else from us. Thank-you for facilitating the opportunity for valuable dialogue amongst shareholders.

Best regards,



Ian Quigley, MBA
Senior Portfolio Manager
Qube Investment Management Inc.
ian@qubeconsulting.ca


NATIONAL BANK
CORRESPONDENT NETWORK

Oct 28 2015

To whom it may concern:

This letter is provided at the request of Qube Investment Management Inc., an investment management firm that has been set up with the authority to submit shareholder proposals and exercise proxies on behalf of their clients.
Please accept this letter as confirmation that as of the date of this letter, Qube Investment Management Inc., through its clients, has continuously owned no fewer than the below number of shares since June 1 2014. A minimum of $2,000 was held continuously for a period of over 13 months.

The below shares referenced are registered in the name of NBCN INC a DTC participant (DTC No 5008).

Company Name	**CUSIP**	**# of Shares**
Bank of Nova Scotia (BNS)	064149107	280
Eaton Corporation Plc (ETN)	G29183103	310
United Technologies Corporation (UTX)	913017109	316
T. Rowe Price Group, Inc. (TROW)	74144T108	273
Praxair, Inc. (PX)	74005P104	300
National Bank of Canada (NA)	633067103	390
United Parcel Service, Inc. (UPS)	911312106	200
3M Company (MMM)	88579Y101	135
Baxter International Inc. (BAX)	071813109	280

I hope you find this information helpful. If you have any issues regarding this issue please feel free to contact me by calling at 416 507 9519, or reach me by email at Tahiyeh.sheraze@nbc.ca.

Sincerely

Tahiyeh Sheraze

Tahiyeh Sheraze
Service Coordinator
Toll Free: 1 844 451 3505 ext 79519
T:416-507-9519
F: 416-542-2380
tahiyeh.sheraze@nbc.ca

National Bank Correspondent Network
130 King Street West, Suite 3000, M5X 1J9 Toronto On


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QIM Investment Management Agreement ("IMA")

This Agreement, effective as of the 28th day of May, 2012 in the Province of Alberta,

between:

The Investment Accounts of: Ian Quigley ('You' or 'Your')

-AND-

Qube Investment Management Inc. ('QIM')

ENGAGEMENT OF QIM. This Investment Management Arrangement ("IMA") applies to all accounts held in custody at National Bank Correspondent Network (NBCN) and managed by QIM. You are engaging QIM to provide, and QIM agrees to provide to you, portfolio management services on the following terms and conditions:

QIM'S COMMITTMENT
QIM will provide investment management services in respect of your portfolio of securities and/or cash under its management (the "Account") on the following basis:

- QIM will review your financial affairs and, based upon the information provided by you (which may include information about family members or related entities), will gain an understanding of your investment profile and your objectives in respect of the Account (and specified related accounts). QIM will prepare summary notes and/or an Investment Policy Statement (IPS) that form the basis for a trade plan and, pending completion of the trade plan, may deposit assets into the Account in short term securities or other assets and investments as deemed appropriate. Upon completion of the trade plan, QIM will implement the plan unless you have otherwise instructed QIM not to do so in writing;

- As a Portfolio Manager and, by virtue of the authority granted by this agreement, QIM may and will act on your behalf without requiring continual approval to do so;

- QIM will continue to monitor, maintain, and when deemed necessary, revise or refine the investment plan, in order to keep it on track with your needs and objectives and within the constraints of your Investment Policy Statement (IPS);

- QIM will review the plan and your investments with you, on a regular basis, as frequently as mutually agreed upon or QIM may consider appropriate, but no less than once per year;

- QIM will provide you with a written report (the "Quarterly Report") following each quarter during the term of this Agreement; In addition to our report, your custodian will provide you with a regular statement outlining your holdings and account activity;


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- QIM will exercise the care and skill expected of a prudent portfolio manager, and will exercise its powers and duties in good faith and in accordance with its best judgment, provided that it will not be liable for any loss suffered as a consequence of any action taken or omitted by it except loss resulting from its own or its employees' gross negligence, wilful misconduct or lack of good faith.

WHAT QIM REQUIRES FROM YOU

Accuracy of Information. You confirm the accuracy and completeness of the personal information disclosed to QIM from time to time, and acknowledge that such information will be relied upon by QIM in providing portfolio management services to you. You further agree and undertake to disclose to QIM in writing, on a timely basis, any material changes that occur from time to time with your financial affairs, investment profile or objectives;

Required Information. Prior to opening your account QIM and the Custodian will require certain personal information from you including details of your risk capacity and tolerance. This information will require annual updating;

Establishment of Custodial Contract. You will establish the Account with National Bank Correspondent Network (NBCN) (the "Custodian" or "National Bank" or "NBCN") satisfactory to QIM on such terms and conditions that as are agreed between you and the Custodian. You agree to execute all documentation required by the Custodian with respect to establishing the Account, and to forward to the Custodian funds and/or securities to establish the Account. The Account will be held by the Custodian in trust or in a custodial agency capacity for you, pursuant to the terms of the document(s) executed by you and the Custodian;

Authorization. You direct and authorize QIM to exercise its discretion as portfolio manager in determining appropriate trades for the Account, and to arrange for the effecting of trades of securities for the Account, on behalf of you, on the basis of such determination.

Fees for Investment Management Services. The "Fee Based" account(s) is a discretionary account structure that allows the client to pay for financial advice and services with a regular fee, rather than paying commissions. Clients pay a pre-determined fee that is charged on a monthly basis throughout the year. The Investment Management Fee will be calculated either:

- In accordance with the Fee Schedule disclosed below, which may be amended by QIM upon ninety (90) days written notice to you, based upon the net asset value of the Account as at the close of business on the last day of the immediately preceding calendar month, exclusive of applicable brokerage commissions and custodial/administrative fees; or
- As you and QIM may agree.

You direct and authorize the investment management fees payable to QIM hereunder to be withdrawn, when due, from the Account or from any other account in respect of which you and QIM have entered into an Investment Management Agreement. The Investment Management Fees may also be payable by way of payment made directly to QIM.

In addition to these fees, you also pay fees to NBCN for transactional services, which are attached to this agreement (NBCN Fee Schedule), and may be detailed based on account type.


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Fee Schedule. The investment management fee is a flat fee, charged monthly, based on your total asset's under administration not subject to exclusion as follows:

Portfolio Size:	QIM:	NBCN Custodial Fee:
$75,000-150,000	1.65%	.05%
$150,000-500,000	1.45%	.05%
$500,000-$1,000,000	1.3%	.05%
$1,000,000-$3,000,000	0.9%	.05%
$3,000,000-$5,000,000	0.8%	.05%
$5,000,000+	Negotiable	Negotiable

Exclusions. QIM will NOT charge the Investment Management Fee on term certificates or on mutual funds (mutual funds that pay a service commission). In other words, we will not allow an undisclosed situation where we earn double compensation (investment management fee plus other fees or commissions).

QIM and QBC. Your Portfolio Manager under this agreement (Ian Quigley) also operates under the trade name Qube Benefit Consulting Inc., or "QBC". Both QBC and Ian Quigley are registrants under the Alberta and B.C. Insurance Council and authorized to consult and sell insurance products.

- Any product or service provided to you, related directly to securities held in your custodial account (NBCN), has been provided to you by Qube Investment Management Inc. and is regulated by the relevant Provincial Securities Commission;
- Any product or service that is provided to you and it is not directly related to a security held in your custodial account (NBCN), has been provided to you by Qube Benefit Consulting Inc. and regulated by the relevant Provincial Insurance Council.

Confidentiality. Unless authorized by you, QIM agrees not to disclose or appropriate to its own use, or to the use of any third party at any time during or subsequent to the term of this Agreement, any of your confidential information of which it becomes informed during such period, except as required in connection with QIM's performance of this Agreement, or as otherwise provided herein, or as required by a court or governmental authority. Unless instructed otherwise in writing, QIM may disclose such information to any of:

- The representative or firm responsible for referring you to QIM;
- Other account holders in any group of accounts of which the Account is a member and which are managed as a group by QIM;
- The Custodian of your Account and any third party that provides accounting, record keeping or other client-related administrative services; and
- Such other third party as you may agree in writing.

Term. The term of this Agreement will commence on the date hereof and will continue until terminated by either QIM or you upon ninety (90) days prior written notice to the other party. For greater certainty, receipt by QIM and/or the Custodian of acceptable account transfer documentation, whether written or


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electronic, may, in the sole discretion of QIM be deemed to constitute effective written notice of termination of this Agreement. You retain the right to cancel this Agreement at any time upon ninety (90) days written notice as described in this clause.

Death or Incapacity. This Agreement will continue in full force and effect notwithstanding your death or incapacity, and in such circumstances, QIM will continue to have the obligations and authority provided herein until this Agreement is terminated upon ninety (90) days written notice by your personal representative.

Termination. This Agreement can be terminated upon ninety (90) days written notice by yourself or your personal representative.

Fairness in Allocations. QIM confirms that in the event that securities are purchased for the accounts of more than one client of QIM and an insufficient number of securities are available to satisfy the purchase order, the securities available will be allocated to the extent possible pro rata to the size of your accounts taking into consideration your investment plan.

Referral Fees. You acknowledge that QIM may pay a portion, of the fees which it receives pursuant to this Agreement to another person, firm or corporation in consideration for having referred you to QIM, and that you consent to the payment of such a fee by QIM. It is illegal for the party receiving the fee to trade or advise in respect of securities if it is not duly licensed or registered under applicable securities legislation to provide such advice. Separate or additional disclosure of referral fee arrangements may be provided where appropriate, or where required by law.

Voting Securities. You direct and authorize QIM to exercise in its sole discretion, on behalf of you, any voting rights attached to any of the securities in the Account. QIM will ensure that your securities will be voted in a manner most in your best interests, and in accordance with our proxy voting policy, which is available upon request.

Sharing of Information. New federal and provincial legislations require that clients are informed, and approve, of what happens to personal information that is held by a third party. The purpose of this legislation is to protect personal information collected, and preserve client privacy. As you are aware QIM Benefit Consulting Inc. (QBC) provides financial planning services while QIM manages your investments. We believe that we can properly help you achieve your goals only if we are aware of your financial situation in its entirety. Allowing us to share this information between these affiliated companies enables us to, for example, develop a comprehensive financial plan, or recommend tax-planning strategies. By signing this agreement, you agree to the sharing of information with respect to your Account, between QBC and QIM.

Leveraging. Using borrowed money to finance the purchase of securities involves greater risk than a purchase using cash resources only. If you borrow money to purchase securities, your responsibility to repay the loan and pay interest as required by its terms remain the same even if the value of the securities purchased declines.


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ELECTRONIC DELIVERY OF DOCUMENTS

From time to time, QIM may electronically delivery documents relating to your Account. The types of documents, which may be delivered electronically, are:

- Quarterly and Ad Hoc Client Statements:
- Quarterly Newsletter and mailings:
- Client agreements and related documents; and
- Other Client Communication at Manager's discretion.

Access to internet email is required to access documents electronically and it is the client's responsibility to notify QIM and ensure confirmation of the notification of a changed or cancelled email address. Documents distributed electronically will be distributed in Adobe's Portable Document Format (PDF) or other commercially available software. All clients have the right to request a paper copy of any documents delivered electronically at no cost. Your consent for electronic delivery may be revoked or changed, including any change in the election mail address to which documents are delivered at any time by notifying QIM of such revision or revocation.

DISPUTE RESOLUTION

We have created a process for dealing with complaints that we believe is both effective and efficient. We expect every QIM employee who receives a customer complaint to take ownership, and ensure that the complaint is resolved quickly. If you have a complaint, we encourage you to follow the complaint procedure outlined here.

- In most cases, a complaint is resolved simply by telling us about it. You should be able to get swift results by talking to our employees.

- If the problem is not resolved to your satisfaction, you can contact QIM's Chief Compliance Officer – Ian Quigley, 780-463-2688 ian@qubeconsulting.ca or in writing to 200, 9414 94 Street, Edmonton AB T6C 3P4.

- Failing to obtain resolution above, we are happy to offer a dispute resolution service at our cost.

You may also wish to contact our outside legal and regulatory counsel.

- Regulatory: David McKellar, CA. Calgary, AB. Phone (403) 465.3077. Email: david@davidmckellar.com.

- Legal: Don Campbell, LLB. 257 Wharton Blvd., Winnipeg MB R2Y0T3. Phone (204) 885-1053. Email: dc.law@shaw.ca.

THE LEGALITIES

Limitation of Liability. You release QIM from liability in respect of the appointment of the Custodian, including but not limited to any loss or damage that may result from the failure of the Custodian to settle or to cause to be settled trades of securities on the basis of instructions given by QIM.


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Assignment. Subject to these terms, you may not sell, assign, transfer or hypothecate any rights or interest created under this Agreement or delegate any of its obligations or duties under this Agreement without the prior written consent of QIM. Any prohibited assignment or delegation without such consent will be void.

Further Assurances. The parties hereto agree to perform any further acts and to execute and deliver any further documents, which may be necessary or appropriate to carry out the purposes of this Agreement.

Severability. If any provision of this Agreement is held to be unenforceable, invalid or illegal by any court of competent jurisdiction, such enforceable, invalid or illegal provisions will not affect the remainder of this Agreement.

Entire Agreement. The parties agree that this Agreement (along with any addenda) constitutes the entire and exclusive agreement between them pertaining to the subject matter contained in it and supercedes all prior or contemporaneous agreements, oral or written, conditions, representations, warranties, proposals and understandings of the parties pertaining to such subject matter.

Laws. Except as required by applicable securities law or as otherwise provided in this Agreement, this Agreement and all rights and obligations hereunder, including matters of construction, validity and performance, will be governed by the laws of the Province of Alberta. If any legal action or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party or parties will be entitled to recover from the other party or parties hereto reasonable lawyers' fees and other costs incurred in connection with that action or proceeding in addition to any other relief to which such party or parties may be entitled.

Enurement. The provisions of this Agreement enure to the benefit of and are binding on the successors and permitted assigns of each of the parties.

Waiver. Failure of either party to insist upon strict compliance with any of the terms, covenants and conditions hereof will not be deemed a waiver or relinquishment of any similar right or power hereunder at any subsequent time or of any other provision of this Agreement.

Amendment. The terms of this Agreement may be amended by QIM upon ninety days written notice.

English Language. It is the express wish of the parties that this Agreement and all documents, notices and other communications relating to the operation of the Account be in English. Il est de la volonte expresse des parties que ce contrat et tous les documents, avis et autres communications qui concement l'operation du Compte soient redigés en langue anglaise.

Notices. Any notices required or permitted to be given to You under this Agreement will be sufficient if in writing and if sent by prepaid mail to your last known address on file with QIM. Any written notice given by you to QIM under this Agreement will be sent to its head office address, which is:

- 200, 9414 – 91 Street, Edmonton, Alberta, T6C 3P4.

Your signature below indicates your approval and acceptance of:


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- Your consent to share your personal information within our affiliate QBC and your receipt of our privacy policy attached hereto in "Addendum A":
- Acceptance of this Investment Management Agreement, its terms and conditions including the custodial transaction and fee schedule:
- The receipt of your Investment Policy Statement (IPS) and your acknowledgement it was explained to your satisfaction.
- Your receipt and understanding of the "Relationship Disclosure" hereto in "Addendum B":
- Your acceptance of electronic delivery of documents to the email address noted below:

You may withdraw your consent for the sharing of information at any time by contacting the QIM Privacy Officer at (780) 463-2688-5382 or by email at ian@qubeconsulting.ca



Client

ian@qubeconsulting.ca

Email Address for Electronic Delivery

Joint Applicant or Spouse

Email Address for Electronic Delivery



Ian Quigley, MBA Per: Qube Investment Management Inc.


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Addendum A: Qube Investment Management Privacy Policy

The Purpose of Our Privacy Policy
In keeping with our mission to provide personalized investment strategies designed to meet the wealth objectives of you and your family, with an absolute commitment to honesty and integrity, Qube Investment Management Inc. (hereafter called "QIM") has drafted this document to inform you how we safeguard the information you provide to us.

Safeguarding your confidentiality and protecting your personal and financial information has always been fundamental to the way we conduct our business. We have always been committed to maintaining the accuracy, confidentiality, and security of your personal and financial information. As part of this commitment, we have established this Privacy Policy Document to govern our actions as they relate to the use of the information you provide to us.

The Purposes for Collecting Personal Information
We are in the business of maintaining a long-term relationship with you. We recognize that an important aspect of our relationship is having comprehensive knowledge of you and your needs. Knowing more about your family, the assets you hold elsewhere, your financial goals, retirement plans, tax situation, trusts, will and estate plans, etc., ensures that we thoroughly understand your goals and objectives. It also helps us identify your financial needs, and enables us to recommend investment solutions that can help you realize your goals and manage your financial affairs more effectively.

QIM will identify the purpose(s) for which your personal information is collected. The purpose(s) will be identified before or at the time the information is collected. The primary type of information is personal and financial information. We use your personal and financial information to communicate with you, process applications and effectively provide the services you have requested. The better we know you, the better we can help you achieve your financial goals.

Accountability
QIM is responsible for maintaining and protecting your information under our control. This includes information in our physical custody or control, as well as personal information that has been transferred to a third party as part of our ongoing business operations. To ensure accountability, we have a designated Privacy Officer who is accountable for our company's compliance with this privacy policy.

Consent of the Individual
Your knowledge and consent are required for the collection, use or disclosure of your information except where required or permitted by law. We will not ask for your consent unless we have made a reasonable effort to inform you of the purposes for which we will be collecting, using and/or disclosing your personal information.

Your consent may be expressed in writing or be implied and you may give it to us verbally, electronically, or through your authorized representative. You may withdraw your consent at any time by contacting QIM's designated Privacy Officer. If consent were to be revoked or withdrawn, QIM may be unable to provide certain services.

Limits on Collection
The information we obtain from you will be limited to those details required by QIM to conduct our business effectively. This information will always be collected by fair and lawful means.

The type of information we usually collect and maintain in your client file may include:

1. Personal


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Information provided on personal account applications or other forms such as names, mailing addresses, telephone numbers, email addresses, social insurance numbers, dates of birth, photocopy of driver's license or passport, employment information, spousal information, beneficiary information, estate planning, financial and net worth information as well as banking details. Information about investments and previous investment experience, assets and types of accounts currently held, and transactions, such as account balances, trading activity, margin loans and payment history.

2. Corporate
Information provided on corporate account applications or other forms such as, corporation name, corporation mailing address, corporation phone number, corporate email address, Name(s) of Owner(s), Officer(s) and Director(s) of the corporation, Articles of Incorporation, CCRA business number, trading resolutions, history of the company and any restrictions on the corporation, if it is publicly held. In addition, we will collect the same types of information we obtain from our personal clients for each director or officer of the corporation.

Limits on Use, Disclosure and Retention
Your personal information collected by QIM will not be used or disclosed for purposes other than those for which it was collected, except with your informed consent or as required by law. This information will be retained as long as necessary for the fulfillment of those purposes.

We only use your personal information for the purposes that we have disclosed to you. If for any reason your information is required to fulfill a different purpose, we will notify you and ask you for your consent before we proceed.

As a condition of their employment, all employees of QIM are required to abide by a Code of Ethics and Standards of Professional Conduct and the Privacy Policy we have established. In addition, all employees must abide by all applicable laws and regulations. Our employees are aware of the importance of protecting your privacy and confidentiality and they are required to sign a code of conduct that prohibits the disclosure of your information to unauthorized individuals or parties. To reinforce their understanding and commitment to upholding client privacy and confidentiality, employees periodically receive updates about our privacy policies.

Unauthorized access to and/or disclosure of your personal information by an employee of QIM is strictly prohibited. All employees are expected to maintain the confidentiality of your personal information at all times and failing to do so will result in appropriate disciplinary measures, which may include dismissal.

QIM sometimes contracts with outside organizations to perform specialized services such as custody of securities and record keeping. Our trusted service suppliers may at times be responsible for processing and handling some of the information we receive from you. When we contract our suppliers to provide these specialized services, they are given only the information necessary to perform those services. Additionally, they are prohibited from storing, analyzing or using that information for purposes other than to carry out the service they have been contracted to provide. Our specialized service suppliers are bound by strict contractual obligations that have been designed to protect the privacy and security of our clients' personal information. As part of our contract agreements, our suppliers and their employees are required to protect your information in a manner that is consistent with the privacy policies and practices that QIM has established.

However, from time to time, you the client may wish others to have access to your information. Unless otherwise notified, we assume your accountant (accounting firm) and/or lawyer (law firm) will be authorized to access relevant information on your file for legal and/or tax planning purposes.

Safeguarding Customer Information
QIM will ensure that your personal information will be protected by security safeguards against loss or theft, unauthorized disclosure, copying, use or modification. These safeguards will be appropriate to the sensitivity level of the information. We safeguard your personal information by using state-of-the-art technologies and maintain


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current security standards to ensure that all your personal and financial information is protected against unauthorized access, disclosure, inappropriate alteration or misuse.

We manage our server environment appropriately and our firewall infrastructure is strictly adhered to. Our security practices are reviewed on a regular basis and we routinely employ current technologies to ensure that the confidentiality and privacy of your information is not compromised.

Openness
QIM will make readily available all relevant information about our policies and practices relating to the management of your personal information. We believe that openness and transparency are essential to ensure your trust.

Accuracy
At QIM, the investment decisions we make are often based on the information we have in our files. Therefore, it is important that your personal and financial information is accurate and complete. To help us keep your personal information up-to-date, we encourage you to amend inaccuracies and make corrections as often as necessary. Despite our best efforts, errors sometimes do occur. Should you identify any incorrect or out-of-date information in your file(s), we will make the proper changes and provide you with a copy of the corrected information. Where appropriate, we will communicate these changes to other parties who may have unintentionally received incorrect information from us.

Access
Upon request, you shall be informed of the existence, use and disclosure of your personal information, and shall be given access to it. You may challenge the accuracy and completeness of their information, and may request that it be amended, if appropriate.

To make a change to your personal contact information contained in your file, please call us at 780-463-2688 or contact our Privacy Officer at same, privacy@qubeconsulting.ca or at:

- Qube Investment Management Inc., 200, 9414-91 Street, Edmonton, AB T6C 3P4

Updating this Policy
Any changes to our privacy policy and information handling practices shall be acknowledged in this policy in a timely manner. We may add, modify or remove portions of this policy when we feel it is appropriate to do so.

Conflict
Should there be a conflict between any other QIM document or policy and this Policy, this Policy shall prevail.


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Addendum B: Qube Investment Management Inc. ('QIM') Relationship Disclosure

Overview

It is important that clients understand what parties are involved in their accounts and how these parties are related to each other. The purpose of this disclosure is to clarify the parties related to your account.

Your Portfolio Manager

Qube Investment Management Inc. (QIM) is the registered portfolio manager on your account. QIM is irrevocably liable to you, and will continue to be liable to you, for the acts and omissions of your investment advice relating to your investment account. QIM will be responsible for determining the suitability of your investments relative to your Investment Policy Statement (IPS) and insuring the appropriate supervision is preformed for all trading activity in your account.

Your Custodian

National Bank Correspondent Network (NBCN) is the custodian of your account. In this regard and, for accounting and regulatory purposes, you are also a client of NBCN. With respect to any transactions on your account, NBCN is responsible for trade execution and settlement, custody of cash and securities, the preparation of confirmation and account statements and the financing of any account positions.

Our Affiliate Qube Benefit Consulting ("QBC")

Your Portfolio Manager under this agreement (Ian Quigley) also operates under the trade name Qube Benefit Consulting Inc., or "QBC". Both QBC and Ian Quigley are registrants under the Alberta and B.C. Insurance Council and authorized to consult and sell insurance products.

- Any product or service provided to you, related directly to securities held in your custodial account (NBCN), has been provided to you by Qube Investment Management Inc. and is regulated by the relevant Provincial Securities Commission;
- Any product or service that is provided to you and it is not directly related to a security held in your custodial account (NBCN), has been provided to you by Qube Benefit Consulting Inc. and regulated by the relevant Provincial Insurance Council.

[Exhibit C]

United Technologies Corporation
10 Farm Springs Road
Farmington, CT 06032
(860) 728-7892


United
Technologies

Peter J. Graber-Lipperman
Corporate Vice President,
Secretary and Associate General Counsel

VIA E-MAIL AND
FEDERAL EXPRESS

November 16, 2015

Qube Investment Management Inc.
200 Kendall Building
9414 – 91 Street NW
Edmonton, AB T6C 3P4
CANADA

Attention: Mr. Ian Quigley
Portfolio Manager

Dear Mr. Quigley:

Thank you for your letter dated October 28, 2015 sent on behalf of Qube Investment Management Inc. ("Qube") notifying United Technologies Corporation ("UTC" or "the Company") of a shareowner proposal to be included in UTC's Proxy Statement for consideration by the shareowners at the Company's 2016 Annual Meeting.

We appreciate the confidence that Qube has shown in the Company's potential performance by investing its' clients funds in UTC shares. Please be assured that UTC is always focused on delivering strong performance for the benefit of all of the Company's shareowners.

UTC has carefully reviewed your letter and the two documents attached thereto: (1) a letter from National Bank Correspondent Network dated October 28, 2015 (the "National Bank Letter"), and (2) a document titled "QIM Investment Management Agreement" which appears to be an agreement between yourself and Qube (the "IMA"). Following this review, we have identified several issues that must be resolved before UTC can determine if your shareowner proposal complies with Rule 14a-8 under the Securities Exchange Act of 1934 and is eligible for inclusion in UTC's 2016 Proxy Statement.

First, as you are no doubt aware, the Securities and Exchange Commission ("SEC") has promulgated regulations governing eligibility and procedural requirements for shareowner submission of proposals. Under Section 14a-8(b)(2) of the SEC's Proxy Rules, shareowners submitting a proposal for inclusion in a company's proxy statement must demonstrate that they have continuously held at least $2,000.00 in market value of the company's securities for at least one year *by the date of the proposal*. The SEC rule explains that shareowners can satisfy this requirement by submitting a written statement from the "record" holder of the proponent's securities verifying that *at the time the shareowner submitted the proposal*, the shareowner continuously held the securities for at least one year. Qube's letter was delivered to UTC by UPS Express and received by the UTC Office of the Corporate Secretary on November 6, 2015.

The UPS Express label affixed to the envelope indicates that the letter was received by UPS on November 3, 2015. The National Bank Letter is dated October 28, 2015, which is five days prior to the date of submission of the shareowner proposal (i.e., November 3, 2015). This leaves a gap in the required period of ownership as of the date of the proposal. To satisfy the Rule 14a-8(b)(2) eligibility requirements, we request that Qube submit a letter from the record holder of the shares confirming continuous ownership of at least $2,000.00 in market value of UTC shares for at least the one year period preceding and including November 3, 2015, the date of submission of the proposal.

Second, while you have submitted a shareowner proposal on behalf of Qube, the National Bank letter does not evidence that Qube is the owner of any shares of UTC common stock. Instead, the letter states that Qube "through its clients, has continuously owned no fewer than the below number of shares since June 1, 2014." (Emphasis added). You note in your letter that Qube's clients have authorized Qube "to complete proxy voting responsibilities on their behalf." The National Bank Letter also states that Qube is "an investment management firm that has been set up with the authority to submit shareholder proposals and exercise proxies on behalf of their clients." However, the IMA you provided covering your account with Qube includes authorization for Qube to exercise "any voting rights attached to any securities in the Account," but does not reference authority to submit shareowner proposals. Thus, the National Bank Letter and/or the IMA do not, on their face, establish that Qube is a "shareholder" eligible to submit a proposal for inclusion in UTC's 2016 Proxy Statement. Thus, we request that Qube provide evidence that it is authorized to submit a shareowner proposal on behalf of at least one of its managed accounts that has owned the requisite number or value of shares of UTC common stock for the requisite one-year period preceding and including November 3, 2015.

Third, as you may also know, Rule 14a-8(b)(2) requires that a shareowner submitting a proposal provide a written statement that they intend to continue ownership of their shares through the date of the company's annual meeting. You have stated such an intent in your letter on behalf of Qube and its clients. However, if Qube is relying on its clients' ownership of UTC common stock to establish its own eligibility to submit a shareowner proposal, then we request that Qube provide evidence that at least one of its managed accounts has: (i) owned the requisite number or value of shares of UTC common stock for the requisite one-year period, (ii) authorized Qube to submit the proposal on its behalf; and (iii) intends to hold its UTC shares through the date of the annual meeting. We note, in this regard, that the IMA you have provided does not appear to prohibit the client from withdrawing their shares from Qube's investment authority and/or terminating the agreement prior to the date of UTC's 2016 annual meeting of shareholders.

Fourth, if Qube intends instead to establish its ownership of UTC common stock other than the client-owned shares referenced in the National Bank Letter, then we request that you provide evidence that (i) Qube held the requisite number or value of shares of UTC common stock on the date of submission of the proposal (November 3, 2015) apart from the shares owned by Qube's clients in managed accounts, and (ii) Qube had continuously held those shares for the one-year period preceding submission of the proposal. In addition, Qube must also represent that it intends to continue to hold such shares through the date of UTC's 2016 annual meeting of shareholders. You may establish Qube's ownership of UTC common stock in either of two ways:

1. you may provide a written statement from the record holder of the shares beneficially owned by Qube, verifying that, on the date Qube submitted the Proposal, Qube had continuously held, for at least one year, the requisite number or value of shares of UTC common stock; or

2. you may provide a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or any amendment to any of those documents or updated forms, reflecting Qube's ownership of the requisite number or value of shares of UTC common stock as of or before the date on which the one-year eligibility period began, together with a written statement that Qube continuously held the shares for the one-year period as of the date of the statement.

Please note that under the SEC's Proxy Rules, Qube's response addressing procedural and eligibility deficiencies must be postmarked or electronically transmitted to the UTC Corporate Secretary's Office no later than fourteen (14) days after receipt of this letter. Pursuant to Rule 14a-8(f)(1), if Qube fails to provide the requested evidence regarding its eligibility to submit a proposal within this period, the Company may exclude the proposal from UTC's 2016 Proxy Statement and the annual meeting of shareowners.

In the event that Qube demonstrates that it meets the eligibility and procedural requirements described above, the Company nonetheless reserves its rights to seek to exclude this proposal under the substantive provisions of Rule 14a-8. A copy of any statement that UTC may prepare in opposition to this proposal, as well as any submission to the SEC with respect to this proposal, will be forwarded to Qube in compliance with applicable SEC rules.

A copy of Rule 14a-8 is enclosed for your reference.

Should you have any questions, please feel free to contact me directly at (860) 728-7892 or at Peter.Graber-Lipperman@utc.com.

Very truly yours,



Peter J. Graber-Lipperman

Enclosure

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a

benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

Monteith, Christina R UTCHQ

From: Monteith, Christina R UTCHQ
Sent: Monday, November 16, 2015 4:56 PM
To: 'ian@qubeconsulting.ca'
Cc: Graber-Lipperman, Peter J UTCHQ
Subject: United Technologies Corporation
Attachments: Qube Investment Management Inc..pdf

Tracking:

Recipient	Read
'ian@qubeconsulting.ca'	
Graber-Lipperman, Peter J UTCHQ	Read: 11/16/2015 4:56 PM

Sent on behalf of Peter J. Graber-Lipperman.

Please see the attached letter in response to your letter dated October 28, 2015. Should you have any questions, you may contact me directly at 860.728.7892 or peter.graber-lipperman@utc.com.

Thank you.

Christina Monteith
Senior Manager / Corporate Secretary's Office
United Technologies Corporation
10 Farm Springs Road
Farmington, CT 06032
office 860.728.7801 | cell 860.593.8547 | e-fax 860.660-0250 | christina.monteith@utc.com

[Exhibit E]


QUBE

RECEIVED
NOV 30 2015
United Technologies
Legal Department

19 November 2015

Peter Graber-Lipperman
Secretary and Associate General Counsel
United Technologies Corporation
10 Farm Springs Road
Farmington, CT 06032

RE: Shareholder Proposal Submission

Dear Mr. Graber-Lipperman:

Thank-you for your response to the submission of our shareholder proposal. We believe that the opportunity to dialogue with fellow shareholders is a fundamental right of ownership and a healthy mechanism to maintain transparency and accountability with management. This process also encourages shareholders to become informed and engaged. Healthy shareholder engagement is key to maintaining an efficient public market and the prevention of costly scandal(s).

In your response to our proposal, you have identified a number of technical and procedural matters that we are willing to respond to in this letter. We respectfully disagree with your position(s) and continue to assert that our submission is qualified for inclusion in the upcoming AGM proxy. We wish to also communicate disappointment with your approach. You have attempted, in our opinion, to greatly complicate the process and to create technical barriers blocking this fundamental right. Simply put, one should not require a Ph.D. in corporate law to be an engaged shareholder.

In your response you identified a number of issues as follows:

1. Rule 14a-8(b)(1) – Share Ownership. Rule 14a-8(b)(1) states that a shareholder must have continuously held at least $2,000 in market value, or 1% of common shares, for at

Edmonton: 200 Kendall Building | 9414 – 91 Street NW | Edmonton, AB T6C 3P4
Tel: 780-463-2688 Fax: 780-450-6582 Toll Free: 1-866-463-7939

least one year as of the date that the proposal is submitted, and the shareholder must continue to hold those securities through the date of the annual general meeting. The shareholder must also submit a written statement that such shareholder intends to continue holding the securities through the date of the annual general meeting.

You have taken the position that our Investment Management Agreement (IMA) does not authorize us to represent our clients with regards to shareholder proposals. We disagree.

- Our Investment Management Agreement (IMA) states that we are authorized to act on behalf of our investors by offering portfolio management services and allowing us to perform these services without requiring continuous approval to do so (see page 1). A portfolio manager has a responsibility to act as a fiduciary for its clients, a duty we take seriously. This duty includes engaging with the companies we select for our clients, voting the proxies and submitting proxy proposals. If required, we welcome comment from the SEC on this.
- Further, within Qube's own household accounts, we hold the requisite share positions to fulfill this requirement and, should the SEC require it, are happy to provide explicit confirmation of this to you.
- You have asked for more explicit shareholder authorization from us. We do not believe this is necessary nor within the spirit of the regulations. Nonetheless, we are prepared to provide additional signed communication from any of our 175 investors should the SEC require it. Please note that the client does not decide if they will hold the shares through to the date of the shareholder's meeting, as they have provided us with discretionary authority to manage their positions. We have provided confirmation of this intention in our original submission.
- Custodial technical verification has been provided, from a qualified DTC participant, within the parameters required by the SEC. You are asking for an inordinate and technical expansion of this verification. Your requirements put an undo strain on our custodian and we believe create an unfair barrier to the submission of a proposal. Nonetheless, should the SEC require it, we are

prepared to have our custodian generate and communicate the additional details of ownership you have requested.

I trust this has satisfied your queries. Please let me encourage you to consider another tact. The public markets require shareholder attention and engagement and, while less comfortable for management, attempting to bar this activity with endless technical requirements and brute opposition discourages the very thing we all want: healthy, stable, accountable and efficient markets. We welcome a more productive and positive approach should you consider it.

Sincerely,



Ian Quigley, MBA
Qube Investment Management Inc.
ian@qubeconsulting.ca

cc. James McRitchie, CorpGov.net
cc. Peter Chapman, Shareholder Association for Research & Education

[Exhibit F]

On Dec 3, 2015, at 2:48 PM, Graber-Lippennan, Peter J UTCHQ <Peter.Graber-Lippennan@utc.com> wrote:

VIA EMAIL AND FEDERAL EXPRESS

Dear Mr. Quigley:

Thank you for your letter dated November 19, 2015. I apologize for the delay in reply, as we did not receive your letter at our offices until November 30, for reasons known only, if at all, to the postal service. That said, we have now had the opportunity to review your letter, which was in response to my letter of November 16, 2015. Unfortunately, I am obliged to note our view that your most recent letter does not remedy the procedural and eligibility deficiencies under SEC Rule 14a 8 identified and explained in my November 16, 2015 letter (a copy of which is attached for ease of reference and includes a copy of Rule 14a-8). As required by Rule 14a-8, Qube's response addressing these deficiencies must be (or have been) postmarked or electronically transmitted to the UTC Corporate Secretary's Office no later than the date that is 14 calendar days after your receipt of our November 16, 2015 letter. Accordingly, unless these deficiencies are actually cured within that 14 calendar day period, UTC may exclude the proposal from its 2016 Proxy Statement and annual meeting and may seek SEC no-action relief to this effect.

Please know that, regardless of our differing views on the procedural and substantive requirements of the SEC's shareholder proposal regulations, UTC appreciates Qube's confidence in our company as an investment for your clients' portfolios. In addition, I share and appreciate your interest in corporate governance issues such as the subject matter of your November 19 letter. In this regard, I trust that you may recall our cordial and productive discussions regarding a different proposal that you submitted on behalf of Qube in November 2013. I would welcome the opportunity for additional engagement, with the hope that a full and open exchange on the present proposal topic may address your concerns outside of the formal shareholder proposal process. If this suits you, then please feel free to send a note to me (Peter.Graber-Lipperman@utc.com) with some dates/times in the next two weeks that would be convenient for a telephone call.

I look forward to speaking with you in the near future.

Pete

Peter J. Graber-Lipperman
Corporate Vice President, Secretary & Associate General Counsel
United Technologies Corporation
10 Farm Springs
Farmington, CT 06032-2568
860.728.7892 (office)
peter.graber-lipperman@utc.com

<UTC letter dated November 16, 2015 to Qube Investment Management.pdf>

[Exhibit G]

From: Ian Quigley [mailto:ian@qubeconsulting.ca]
Sent: Friday, December 04, 2015 4:16 PM
To: Graber-Lipperman, Peter J UTCHQ
Subject: [External] Re: Qube letter dated November 19, 2015 to United Technologies

Hello Pete.

Please accept my apologies for the stiff wording in my response to the technical and procedural oppositions outlined in your letter to me. After submitting proposals to many companies in previous years, my memory of our conversation in 2014 remains one of the most productive and respectful of any we had. I much appreciated that conversation as I appreciate holding UTX in our portfolio.

While I would love to talk about auditor rotation and how my recommendations echo those of Robert Pozen (see below), it seems the procedural issues will need to be rectified first. It saddens me that a shareholder can be prevented from exercising such an important and fundamental right with technical barriers.

http://corpgov.law.harvard.edu/2012/05/14/search-for-auditors-dont-rotate/#more-28978

Thanks again for your email and we will await the SEC's opinion of eligibility.

Best regards,

Ian Quigley, MBA
Qube Investment Management Inc.

Alberta:
Suites 200 & 300 Kendall Bldg.
9414 - 91 Street
Edmonton, AB T6C 3P4
Phone: (780) 463-2688

British Columbia:
170, 422 Richards Street
Vancouver, BC V6B 2Z4

TF: 1-866-463-7939
www.qubeconsulting.ca

[Exhibit H]

On Dec 7, 2015, at 5:19 PM, Graber-Lipperman, Peter J UTCHQ <Peter.Graber-Lipperman@utc.com> wrote:

Ian:

Thank you for the note and the kind words therein and, rest assured, no apologies required. The requirements of the formal shareholder proposal process seem to necessitate those types of written exchanges between companies and shareholders, which is a reason why I always pursue direct engagement in parallel with or addition to the regulatory process. To that end, I want to renew my offer to discuss the substance of the proposal set forth in your letter. I think it can be mutually beneficial to do so, as proven by past practice. I also personally believe that reasonable parties have a duty, if you will, to engage directly prior to invoking the No Action process, which involves a diversion of time and resources for company and shareholder alike, as well as additional work volume for the SEC staff.

I have read the article to which you referred me, and note that Professor Pozen advocated a 15 years period at the time of writing. In addition, I've surveyed the literature on auditor selection, independence and rotation, and note a variety of views on the subject in academia and the governance community. Furthermore, I have consulted with my colleagues in the Controllers department, who work closely with the independent auditors on a daily basis, and they have offered to participate in a teleconference with Qube for the purposes of sharing information on the foregoing topics. Thus, UTC is well prepared to engage in a meaningful dialogue with you regarding your proposal and the potential concerns underlying it.

I trust you will give the foregoing due consideration, and look forward to a reply at your earliest convenience.

Sincerely,

Pete

Peter J. Graber-Lipperman
Corporate Vice President, Secretary & Associate General Counsel
United Technologies Corporation
10 Farm Springs
Farmington, CT 06032-2568
860.728.7892 (office)
peter.graber-lipperman@utc.com

[Exhibit I]

From: Ian Quigley [mailto:ian@qubeconsulting.ca]
Sent: Thursday, December 10, 2015 4:42 PM
To: Graber-Lipperman, Peter J UTCHQ
Subject: Re: [External] Qube letter dated November 19, 2015 to United Technologies

Hello Pete:

I look forward to chatting with you, but for the next month will be buried in technical responses.

Thanks for the offer and I look forward to being able to chat soon.

Ian Quigley, MBA
Qube Investment Management Inc.

Alberta:
Suites 200 & 300 Kendall Bldg
9414 - 91 Street
Edmonton, AB T6C 3P4
Phone: (780) 463-2688

British Columbia:
170, 422 Richards Street
Vancouver, BC V6B 2Z4

TF: 1-866-463-7939
www.qubeconsulting.ca

[Exhibit J]

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

(302) 658-9200
(302) 658-3989 FAX

December 18, 2015

United Technologies Corporation
1 Financial Plaza
Hartford, CT 06103

Re: Stockholder Proposal Submitted by Qube Investment Management Inc.

Ladies and Gentlemen:

This letter is in response to your request for our opinion on certain matters of Delaware law in connection with a proposal (the "Proposal") submitted to United Technologies Corporation, a Delaware corporation (the "Company"), by Qube Investment Management Inc. for inclusion in the Company's proxy statement and form of proxy for its 2016 annual meeting of stockholders. Specifically, you have requested our opinion whether (i) the Proposal would, if implemented, cause the Company to violate Delaware law, (ii) the Proposal is a proper subject for action by stockholders under Delaware law and (iii) the Company would lack the power and authority to implement the Proposal.

I. The Proposal.

The Proposal states:

> RESOLVED – That the Board of Directors shall require that the Audit Committee will request proposals for the Audit Engagement no less than every 8 Years.[1]

---

[1] A supporting statement (the "Supporting Statement"), discussed below, accompanies the Proposal. The terms "Audit Engagement" and "Audit Committee" are not defined in the Proposal. For purposes of our opinion, we assume these terms refer to an annual engagement of an auditor to act as an independent accountant of the Company, and to the audit committee of the Board, respectively.

While the Proposal is mandatory, not precatory (*i.e.*, if adopted, it would *require* (not recommend or request) the Board of Directors of the Company (the "Board") to require the Audit Committee to "request proposals for the Audit Engagement no less than every 8 Years"), our opinions, discussed below, that (1) the Proposal would, if implemented, cause the Company to violate Delaware law, (2) the Proposal is not a proper subject for action by stockholders under Delaware law because it would, if implemented, cause the Company to violate Delaware law and (3) the Company would lack the power and authority to implement the Proposal because, if implemented, it would cause the Company to violate Delaware law, are the same and unaffected regardless of whether or not the Proposal was to be recast as a precatory recommendation.

II. Summary.

It is our opinion that the Proposal would, if implemented (and regardless of whether or not the Proposal was to be recast as a precatory recommendation), cause the Company to violate Delaware law. Under the language of the Proposal – *i.e.*, that the Board of Directors shall *require* the Audit Committee to request proposals for the Audit Engagement no less than every eight years – the Proposal would impermissibly limit the Board's power and obligation to decide whether or not, and when, it would be appropriate to cause a request for proposals for the Audit Engagement to be made.

It is also our opinion that the Proposal is not a proper subject for action by stockholders under Delaware law. A proposal that, if implemented, would cause a corporation to violate Delaware law is not a proper subject for action by stockholders.

In addition, while not affecting our opinions expressed above, even if assuming for this purpose that the Proposal would not cause the Company to violate Delaware law, it would also nonetheless not be a proper subject for action by stockholders because of its nonprecatory nature; a resolution *requiring* a board of directors to act is not proper for action by stockholders under Delaware law.

Finally, because the Proposal (again, regardless of whether or not the Proposal was to be recast as a precatory recommendation) would, if implemented, cause the Company to violate Delaware law, the Company would lack the power and authority to implement the Proposal.

III. The Proposal, If Implemented, Would Cause The Company To Violate Delaware Law.

The Proposal, if implemented (regardless of whether or not the Proposal was to be recast as a precatory recommendation), would impermissibly limit the Board's power and obligation to decide whether or not, and when, it would be appropriate to cause a request for proposals for the Audit Engagement to be made.

Section 141(a) of the Delaware General Corporation Law (the "DGCL") states that "[t]he business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." 8 *Del. C.* § 141(a). The Restated Certificate of Incorporation of the Company (the "Charter") similarly provides that "[t]he business of the Corporation shall be managed by its Board of Directors; and the Board of Directors shall have power to exercise all the powers of the Corporation . . . . " Charter Article EIGHTH, § (b). The concept embodied in Section 141(a) and the Charter – a business managed by fiduciaries – is the cornerstone of the DGCL. *See, e.g., Pogostin v. Rice*, 480 A.2d 619, 624 (Del. 1984) ("The bedrock of the General Corporation Law of the State of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board."); *see also McMullin v. Beran*, 765 A.2d 910, 916 (Del. 2000) ("One of the fundamental principles of the Delaware General Corporation Law statute is that the business affairs of a corporation are managed by or under the direction of its board of directors."). Thus, under Section 141(a) of the DGCL and the Charter, the Board is vested with the power to manage the Company, and in exercising this power the Board possesses "concomitant" fiduciary duties of care and loyalty to act in the best interests of the stockholders. *Quickturn Design Sys., Inc. v. Shapiro*, 721 A.2d 1281, 1291 (Del. 1998) (discussing a board's "statutory authority to manage the corporation under 8 *Del. C.* § 141(a) and its concomitant fiduciary duty pursuant to that statutory mandate"). The Delaware Supreme Court reaffirmed these principles in its 2008 decision in *CA, Inc. v. AFSCME*, where it reasoned that neither the board nor the stockholders could adopt a bylaw that purported to require future boards to reimburse stockholders for the expenses they incurred in a proxy contest to elect director nominees and held that such a mandatory reimbursement bylaw would be invalid if it were adopted by the stockholders. *CA, Inc. v. AFSCME*, 953 A.2d 227 (Del. 2008). The Court held that the proposed bylaw would impermissibly "prevent the directors from exercising their full managerial power in circumstances where their fiduciary duties would require them to deny reimbursement to a dissident slate." *Id.* at 239.[2]

AFSCME follows a line of Delaware precedents that prevent a board or stockholders from tying the hands of future directors on management matters. *See, e.g., Quickturn Design Sys., Inc.*, 721 A.2d 1281 (invalidating a "delayed redemption provision" that, under certain circumstances, would have prevented newly elected directors from redeeming a stockholder rights plan for a six-month period); *Abercrombie v. Davies*, 123 A.2d 893, 899 (Del. Ch. 1956) (invalidating a provision in an agreement that required the directors to act as directed by an arbitrator under certain circumstances where the board was deadlocked), *rev'd on other grounds*, 130 A.2d 338 (Del. 1957). This line of cases does not mean that a board cannot limit the exercise of its fiduciary duties to the extent it enters into binding contracts, in which the board contractually limits its range of actions in exchange for bargained-for consideration. Those contracts differ from the Proposal, which does not involve bargained-for consideration

---

[2] The DGCL was amended after the *AFSCME* decision specifically to authorize bylaws relating to reimbursement of a stockholder's proxy solicitation expenses (*see* 8 *Del. C.* § 113), but that new statutory provision does not overrule the principles of common law adopted by the Supreme Court. Rather, the DGCL amendments merely demonstrate the principle that a board cannot be divested of managerial power in a policy or bylaw unless that divestiture is permitted by the DGCL.

and instead would constitute an intra-corporate governance policy that would alter the statutorily mandated allocation of authority (and concomitant fiduciary duties) of the Board.

The Proposal, if implemented, would mandate that the Board require the Audit Committee to solicit proposals for the Audit Engagement no less than every eight years. If implemented, the Proposal would force the Board to cause the Audit Committee to engage in such a solicitation within a set period of time, even if the Board or Audit Committee believed that such a solicitation would not be in the best interests of the Company and its stockholders. This mandatory requirement appears to apply even if the Board or Audit Committee, for example, believes that audit quality could be compromised due to the disruption of an auditor change or that an escalation of audit fees would occur under a policy of mandatory rotation – arguments raised by opponents to auditor rotation that are referenced in the Supporting Statement.[3] Because the Proposal "contains no language or provision that would reserve to [the Company's] directors their full power to exercise their fiduciary duty to decide whether or not it would be appropriate, in a specific case," to solicit proposals for the Audit Engagement, Section 141(a) and the *AFSCME* line of cases compel the conclusion that the Proposal would violate Delaware law if it were implemented (regardless of whether or not the Proposal was to be recast as a precatory recommendation). Under Delaware law, directors must have the discretion to bring their own best judgment to bear on whether or not it would be appropriate, in a specific case, to solicit proposals for the Audit Engagement, and no policy can force directors to make a determination contrary to their judgment. *See Abercrombie*, 123 A.2d at 611 (holding that stockholders cannot "commit the directors to a procedure which might force them to vote contrary to their own best judgment").[4]

---

[3] We note these arguments not to comment on the substantive merits of auditor rotation, but to highlight that such arguments exist. Under Delaware's "director centric" model of corporate governance, it is for the Board, and not the stockholders, to make the final decision between these and other competing arguments for and against auditor rotation. *Klaasen v. Allegro Development Corp.*, 2013 WL 5739680, at *14 n.6 (Del. Ch. Oct. 11, 2013) (describing the DGCL's "system of corporate governance" as "director-centric"). Indeed, consistent with Section 141(a) of the DGCL and Delaware precedent, the current charter of the Audit Committee mandates the Audit Committee consider the issue of auditor rotation without mandating a substantive outcome of that consideration. *See* United Technologies Audit Committee Charter (April 27, 2015) § 4.B.3 (requiring the Audit Committee to "[c]onsider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis").

[4] We note that Section 6.4 of the Bylaws provides that, "[a]t each annual meeting, the stockholders shall appoint an independent public accountant or firm of independent public accountants to act as the Independent Accountants of the Corporation until the next annual meeting." We note that, unlike the Proposal, the Bylaws may be amended by the Board. Charter Article EIGHTH, § (d). Thus, the Board retains, through its ability to amend the Bylaws, its "full power to exercise [its] fiduciary duty to decide whether or not it would be

(Continued . . .)

IV. The Proposal Is Not A Proper Subject For Stockholder Action Under Delaware Law.

Because the Proposal, if implemented, would cause the Company to violate Delaware law, as explained in Section III of this letter, it is our opinion that it is not a proper subject for stockholder action under Delaware law.

Separately, while not affecting our opinions expressed above or below, because the Proposal is written in a nonprecatory manner – *i.e.*, if adopted, it would *require* that the Board cause the Audit Committee to "request proposals for the Audit Engagement no less than every 8 Years" – we additionally note that it would nonetheless not be a proper subject for stockholder action under Delaware law even if assuming for this purpose that its implementation would not cause the Company to violate Delaware law.

As discussed in Section III, above, stockholders may not prescribe actions that a board must take. *AFSCME*, 953 A.2d at 240 (stating a bylaw would be invalid because it "mandates reimbursement of election expenses in circumstances that a proper application of fiduciary duties could preclude"). As explained by the Delaware Court of Chancery, Delaware law "does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares." *Paramount Commcn's Inc. v. Time Inc.*, 1989 WL 79880, at *30 (Del. Ch. July 14, 1989), *aff'd*, 571 A.2d 1140 (Del. 1989); *see also Spiegel v. Buntrock*, 571 A.2d 767, 772-73 (Del. 1990) ("A basic principle of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation. The exercise of this managerial power is tempered by fundamental fiduciary obligations owed by the directors to the corporation and its shareholders.").[5] *See also Gorman v. Salamone*, 2015 WL 4719681, at *4-*6 (Del. Ch., Jul. 31,

---

(Continued . . .)

appropriate, in a specific case," to appoint a specific auditor. *CA, Inc.* 953 A.2d at 240. To the contrary, the Proposal would remove from the Board (directly or through the Audit Committee) its full power and authority to determine whether and when a solicitation for the Audit Engagement is in the best interests of the stockholders.

[5] We note that, in *Unisuper Ltd. v. News Corp.*, 2005 WL 3529317 (Del. Ch. Dec. 20, 2005), the Court of Chancery, in *dicta*, analogized the director-stockholder relationship to an agency relationship. In *Unisuper*, "the Company [allegedly] promised that a majority of shareholders would be given the opportunity . . . to exercise their shareholder franchise" to determine whether or not to keep in place a poison pill. *Unisuper Ltd. v. News Corp.*, 2005 WL 207505, at *3 (Del. Ch. Jan. 19, 2006). Thus, *Unisuper* concerned a board that allegedly *affirmatively contracted away* its powers; this is opposed to the current situation in which the stockholders would *unilaterally* prescribe actions that the Board must take. In any event, the *dicta* from the Court of Chancery in *Unisuper* is directly contrary to Supreme Court precedent that "[d]irectors, in the ordinary course of their service as directors, do not act as

(Continued . . .)

2015) (holding that a bylaw amendment purporting to grant stockholders the authority to remove corporate officers from the corporation with or without cause over the objection of the Board of Directors was invalid under Delaware law because it would allow stockholders to "make substantive business decisions" for the corporation, thereby "unduly interfer[ing] with directors' management prerogatives" under § 141(a)).

Therefore, because the Proposal is not cast as a request or a recommendation, it requires the Board to adopt procedures regardless of whether the Board believes such procedures are in the best interests of the Company and its stockholders. Thus, even if assuming for this purpose that the Proposal would not violate Delaware law, because the Proposal *requires* rather than *recommends* that the Board implement the procedures contemplated therein, it is an improper subject for stockholder action under Delaware law. To be clear, our opinions, discussed above, that (1) the Proposal would, if implemented, cause the Company to violate Delaware law and (2) the Proposal is not a proper subject for action by stockholders under Delaware law because it would, if implemented, cause the Company to violate Delaware law, along with our opinion discussed below that the Company would lack the power and authority to implement the Proposal because, if implemented, the Proposal would cause the Company to violate Delaware law, are the same and unaffected regardless of whether or not the Proposal was to be recast as a precatory recommendation.

V. The Company Would Lack The Power And Authority To Implement The Proposal.

Because the Proposal, if implemented, would cause the Company to violate Delaware law, as explained in Section III of this letter, it is our opinion that the Company would lack the power and authority to implement the Proposal (regardless of whether or not the Proposal was to be recast as a precatory recommendation).

VI. Conclusion.

For the reasons discussed in Sections III, IV, and V above, it is our opinion that (i) the Proposal would, if implemented, cause the Company to violate Delaware law, (ii) the Proposal is not a proper subject for action by stockholders under Delaware law and (iii) the Company would lack the power and authority to implement the Proposal.

Very truly yours,

Morris, Nichols, Arsht & Tunnell, LLP

(Continued . . .)

agents of the corporation", *Arnold v. Soc'y for Savs. Bancorp, Inc.*, 678 A.2d 533, 539-40 (Del. 1996), and to the more recent Supreme Court opinion in *AFSCME*.